SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION

Full name of registrant:	MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:	N/A

Address of principal executive office (Street and number):	1810 Jester Drive

City, State and Zip Code:	Corsicana, Texas 75109

Part II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 (the “Quarterly Report”) cannot be filed within the prescribed time period without unreasonable effort or expense. We previously filed a current report on Form 8-K with respect to the Quarterly Report to avail ourselves of the 45-day grace period provided by an order issued by the SEC. Such order allows a registrant up to an additional 45 days after the original due date of certain reports required to be filed with the SEC if a registrant’s ability to file such report timely is affected due to COVID-19. In such 8-K, we acknowledged experiencing disruptions including, but not limited to, the limited availability of key Company personnel and professional advisors who are needed to prepare the Quarterly Report due in part to suggested and mandated social quarantining and work from home orders. This delayed the Company’s ability to prepare and complete the Quarterly Report which delays have continued. We are currently in the process of completing and finalizing the Form 10-Q but need additional time due primarily to the foregoing factors. Such delays could not be eliminated by the Company without unreasonable effort or expense. We expect to file the Quarterly Report within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name:	Richard MacPherson
Area Code and Telephone Number:	(614) 505-6115

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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MIDWEST ENERGY EMISSIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2020	By:	/s/ David M. Kaye
	Name:	David M. Kaye
	Title:	Secretary

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

(SEE 18 U.S.C. 1001).

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RIDER TO FORM 12b-25

MIDWEST ENERGY EMISSIONS CORP.

PART IV (3)

We generated revenues of approximately $1,117,000 and $2,787,000 for the three months ended March 31, 2020 and 2019, respectively. Such revenues were primarily derived from sorbent product sales. The decrease from the prior year period is primarily due to decreased generation in the coal fired power sector principally due to renewables and low natural gas prices. For the three months March 31, 2020 and 2019, we had a net loss of approximately $1,774,000 and $1,059,000. The change in net loss for the three months ended March 31, 2020 compared to the prior year period is primarily due to the decrease in sales partially offset by the decrease in total costs and expenses principally due to the decrease in cost of sales.

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